Exhibit 5.2

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

September 14, 2012

Neptune Technologies & Bioressources Inc.

225, Promenade du Centropolis, Suite 200,

Laval, Québec

H7T 0B3

Dear Sirs/Mesdames:

Re:	Registration Statement on Form F-10 of Neptune Technologies & Bioressources Inc.

We have acted as Canadian counsel to Neptune Technologies & Bioressources Inc. (the “Registrant”) in connection with the registration statement on Form F-10 (the “Registration Statement”) filed on September 14, 2012 by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We acknowledge that we are referred to under the headings “Enforcement Of Civil Liabilities” and “Legal Matters” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP

Osler, Hoskin & Harcourt LLP